FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2008

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date:  January 9, 2008

Item:

1. Notice Form 45-102F1 dated December 19, 2008;
2. News Release dated December 12, 2008;
3. News Release dated December 15, 2008;
4. INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended September 30, 2008 and 2007;
5. Interim MD&A for the six months ended September 30, 2008;
6. FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS - CEO; and
7. FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS - CFO.